

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2023

Chang-Hyuk Kang
Chief Executive Officer
Hanryu Holdings, Inc.
160, Yeouiseo-ro
Yeongdeungpo-gu, Seoul
Republic of Korea 07231

> **Re: Hanryu Holdings, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed April 11, 2023**
> **File No. 333-269419**

Dear Chang-Hyuk Kang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1

Capitalization, page 53

1. Please provide us with your calculation to support the pro forma as adjusted total stockholder's equity. In this regard, we note that you expect to receive net proceeds of approximately $32.0 million, after deducting underwriting discounts and commissions of $2.9 million (or $3.3 million if the underwriter exercises its option to purchase additional shares in full). You also expect to pay estimated expense of $1.5 million related to this offering. Tell us how the costs of the offering are reflected in pro forma stockholder's equity or revise as necessary.

You may contact Melissa Kindelan, Senior Staff Accountant at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin, Kim, Staff Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Matthew Ogurick, Esq.